Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

September 10, 2020

Fresenius Medical Care to issue bonds with a volume of 1 billion US-dollars

Fresenius Medical Care, the world’s leading provider of dialysis products and services, has agreed to issue bonds with an aggregate principal amount of USD 1 billion. The bonds will mature in February 2031 and have an annual coupon of 2.375%. The issue price is 99.699%, resulting in a yield of 2.408%.

The proceeds will be used for general corporate purposes, including the refinancing of outstanding indebtedness.

The expected settlement date is September 16, 2020.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,036 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 347,683 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

Disclaimer

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States of America (the “United States”) or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The securities are being offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States, only to certain non-U.S. investors pursuant to Regulation S. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This announcement has been prepared on the basis that any offer of bonds in any Member State of the European Economic Area (each, a Member State) will only be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”), from the requirement to publish a prospectus for offers of securities. Fresenius Medical Care has not authorized, nor does it authorize, the making of any offer of securities in circumstances in which an obligation arises for Fresenius Medical Care or any other person to publish or supplement a prospectus for such offer.

This announcement is directed at and/or for distribution in the United Kingdom only to persons who (i) are outside the United Kingdom; (ii) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) are high net worth entities falling within article 49(2)(a) to (d) of the Order; or (iv) other persons to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-looking statements due to certain factors, e.g. impacts of COVID-19, changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this announcement.

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information in this announcement is subject to change.